NEWS

Contact:
Ken Zino
313-322-6612
kzino@ford.com

Contact:
Jason Vines
313-322-6612
jvines1@ford.com

Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com

Go to http://media.ford.com
for news releases and
high-resolution photographs.


IMMEDIATE RELEASE
FORD MOTOR COMPANY TO REPLACE ALL
13 MILLION  FIRESTONE WILDERNESS AT TIRES ON ITS VEHICLES

Ford's Action is Precautionary Measure Based On Lack of Confidence in Future Durability of Wilderness AT Tires

Action is Based on Consistent Field Data, Information from NHTSA and Lab and Vehicle Testing


Ford Motor Company today said that it will replace all 13 million Firestone Wilderness AT tires on its vehicles. Ford's action, which the company described as precautionary, is based on analysis of data on the actual road performance of these tires, comparisons with the performance of comparable tires by other tire makers, a review of information developed by and received from the National Highway Traffic Safety Administration (NHTSA), and extensive laboratory and vehicle testing.

The company said that many of the non-recalled Wilderness AT tires on the road today appear to perform substantially better than the tires recalled last year. However, analysis of real world performance data, information from NHTSA and lab and vehicle testing indicate that some of the non-recalled Wilderness AT tires will probably experience elevated failure rates at some time in the future.

Specifically, the company's decision to replace all Wilderness AT tires on its vehicles is based on several factors, including:

o Field data, which is real world tire performance data, recently received from Firestone showed that failure rates had increased for some of the Wilderness AT tires. Projections indicate that the failure rates, while still relatively low compared with tires recalled last year, could reach unusually high levels in the future.

o        Information shared by NHTSA showed that failure rates in
          actual road  performance  for many of the  non-recalled  Wilderness AT
          tires  were  measurably   worse  than  comparable   tires  from  other
          manufacturers.

o Laboratory and vehicle testing by Ford shows that tire design and variations in physical characteristics of the non-recalled Wilderness AT tires make them less durable than comparable tires from other manufacturers. The comparable tires include Goodyear tires on more than 500,000 Explorers. These test results are consistent with the NHTSA information and the real world data described above.

Given the consistency among results from Firestone, NHTSA and Ford's own data, the company concluded that it does not have sufficient confidence in the future performance of some of the Wilderness AT tires and that it will take the precautionary measure of replacing all Wilderness AT tires on its customers' vehicles.

William Clay Ford, Jr., chairman of Ford Motor Company, said, "Today's announcement to replace Wilderness AT tires reflects our deep-seated conviction that customer safety always comes first. The actions of Ford's people and its partners, including our dealers, employees, tire suppliers and independent tire retailers, are true to what's at the core of our value system at Ford Motor Company -- nothing is more important than the safety of our customers. The decisions announced today have my full support and that of the entire Board."

Jacques Nasser, president and chief executive officer of Ford Motor Company, said, "Our unequivocal commitment to our customers is the core value of Ford Motor Company. Since last year, we have closely monitored field data from Firestone, worked closely with NHTSA, and conducted extensive laboratory and road testing. Taken together, all the data and analysis do not give us sufficient confidence in the future durability and performance of the non-recalled Wilderness AT tires on our vehicles. While some of the tires we are replacing do not have a substantial failure risk, we are offering to replace all Wilderness AT tires to avoid any confusion among our customers and eliminate any doubt about the quality of their tires. There are early warning signs about these tires, and we will not ignore them."

Tire Replacement Program
------------------------

Ford will be replacing twice as many tires as last year, and the company is working with other major tire manufacturers to expand the supply of replacement tires as rapidly as possible.

Initial details of the program:

o        The company is replacing all 15, 16, and 17 inch Wilderness AT tires
         on Ford Motor Company products.                             --

o        Most Wilderness AT tires are found on the following Ford vehicles:
         Explorer, Expedition, Ranger and some F-150 pick up trucks. More than 80% of the tires in question are on Explorer.

o Tires can be obtained from the more than 3,500 authorized Ford and Lincoln Mercury dealers that carry tires or from other authorized tire retailers.

o Tires will be replaced at Ford and Lincoln Mercury dealers free of charge to customers. Ford will reimburse customers who purchase tires from other authorized retailers, with proof of purchase, up to a maximum amount. The maximum amount for 15- and 16-inch tires is $110 per tire; for 17-inch tires, $130 per tire.

o A list of recommended replacement tires will be available at authorized dealers and will be posted on Ford's website, www.ford.com under the Breaking News header. Firestone tires will not be used as replacements in this program.

o Because real world tire performance data, information from NHTSA and technical analysis shows that newer tires, those under three years old, have much lower failure rates, Ford will be prioritizing replacement of tires based on the age of the tire. Ford will replace all tires, but will be working with its customers to prioritize the replacement of older tires.

o Ford will contact customers by mail shortly regarding the replacement process. Customers can contact Ford at any time for information through the company's toll free customer service center at 866-300-1226, or by email at tireinquiry@ford.com.

o Other Firestone tires on Ford Motor Company vehicles are not part of this program.

Ford's Actions to Speed Replacement of Tires
--------------------------------------------

Ford also announced that it was suspending production of certain vehicle lines in order to make more tires available for the Wilderness AT replacement project. Specifically, Ford will take two down weeks at the Twin Cities, MN and Edison, NJ Ranger assembly plants. The company will also take one down week of Explorer Sport, Explorer Sport Trac and 2002 Explorer production at the Louisville, KY assembly plant.

Ford Tire Safety Initiatives
----------------------------

Ford previously has announced several initiatives to safeguard its customers and to work closely with the tire industry and government safety authorities to ensure tire safety. These initiatives include extending the warranty on Ford vehicles to include tires and offering built-in tire pressure monitoring systems on some Ford vehicles. Ford also has worked with the tire industry to develop and implement an "early warning system" to detect the first signs of tire defects on vehicles already on the road.

Data Demonstrates Explorer Safety, Tire Role in Tread Separation
----------------------------------------------------------------

U.S. Department of Transportation data demonstrates that for more than ten years, Explorer consistently has ranked at or near the top in safety among the SUVs in its class. In addition, 2.9 million Goodyear tires on Explorers have performed with industry leading safety for more than 500,000 customers and their families, traveling an estimated 25 billion miles.


Financial Impact
----------------

Ford Motor Company will take a charge of $2.1 billion (equivalent to $1.10 per share) in the second quarter to cover the costs of replacing the tires. Effective immediately, the company's share re-purchase program will be suspended. This will further reduce full year earnings by about $0.10 per share.

For the second quarter, we now expect a loss of about $0.35 per share. For the full year, earnings per share is estimated at $1.25 - $1.35 per share.


About Ford Motor Company
------------------------

Ford Motor Co. is the world's largest producer of trucks and the second-largest producer of cars and trucks combined, marketing and selling approximately seven million vehicles globally through its seven brands last year. Ford Motor Co. employs approximately 345,000 people in plants, offices and laboratories to serve consumers in more than 200 countries and territories. Ford Motor Co. is also one of the largest providers of financial services worldwide through Ford Credit and related businesses. Ford Motor Co. provides consumers and commercial financial services through 2,400 branches in 33 countries.

                                      # # #


Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth; currency or commodity price fluctuations; economic difficulties in South America or Asia; higher fuel prices; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; labor or other constraints on our ability to restructure our business; increased safety or emissions regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities; and the discovery of defects in vehicles resulting in recall campaigns, increased warranty costs or litigation.